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                             June 16, 2023

       Luk Huen Ling Claire
       Chairlady, Executive Director and Chief Executive Officer
       Roma Green Finance Limited
       Flat 605, 6/F, Tai Tung Building
       8 Fleming Road
       Wanchai, Hong Kong

                                                        Re: Roma Green Finance
Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed June 9, 2023
                                                            File No. 333-272555

       Dear Luk Huen Ling Claire:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 Filed June 9, 2023

       Capitalization, page 42

   1. Please provide the capitalization disclosure required by Item 4.a of Form F-1 and
                                                        Item 3.B of Form 20-F.
       Dilution, page 44

   2. Please provide the dilution disclosure required by Item 4.a of Form F-1 and Item 9.E of
                                                        Form 20-F.
 Luk Huen Ling Claire
FirstName  LastNameLuk  Huen Ling Claire
Roma Green   Finance Limited
Comapany
June       NameRoma Green Finance Limited
     16, 2023
June 16,
Page 2 2023 Page 2
FirstName LastName
Exhibits

3. Please have your auditor, KCCW Accountancy Corp., revise their consent in Exhibit 23.1 to refer to the correct filing.
General

4. It appears the $13,970,516 proceeds to the Company before expenses presented in preliminary prospectus is not calculated based on the offering of 2,458,155 Ordinary
         Shares by Roma Green Finance Limited as stated in footnote (4), please revise the disclosure to reconcile the difference.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Celia Velletri